UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Consolidated Communications Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

209034107

(CUSIP Number)

Searchlight III CVL, L.P.

c/o Searchlight Capital Partners, L.P.

745 5th Avenue – 27th Floor

New York, NY 10151

Attention: Nadir Nurmohamed

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,338,753
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,338,753
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,338,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)

For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock outstanding is based on (1) 98,754,185 shares of Common Stock outstanding as of October 25, 2021 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on October 29, 2021 and (2) 15,115,899 shares of Common Stock issued to the Reporting Persons in connection with the Second Closing (see Item 6).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,338,753
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,338,753
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,338,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)

For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock outstanding is based on (1) 98,754,185 shares of Common Stock outstanding as of October 25, 2021 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on October 29, 2021 and (2) 15,115,899 shares of Common Stock issued to the Reporting Persons in connection with the Second Closing (see Item 6).

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D jointly filed by Searchlight III CVL, L.P., a Delaware limited partnership (“Searchlight III CVL”) and Searchlight III CVL GP, LLC, a Delaware limited liability company and the general partner of Searchlight III CVL (“Searchlight III CVL GP” and, together with Searchlight III CVL, the “Reporting Persons”), with the Securities Exchange Commission (the “Commission”) on October 13, 2020 (as it may be amended from time to time, this “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Consolidated Communications Holdings, Inc. (the “Issuer”). Initially capitalized terms used in this Amendment No. 3 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following text at the end of the section entitled “Certificate of Designations for Series A Preferred Stock”:

On December 21, 2021, upon receipt of the FCC Approvals, the Escrowed Preferred Shares were released to Searchlight III CVL out of escrow. Searchlight III CVL now holds 434,266 shares of Series A Preferred Stock in total. As a result of the release of the Escrowed Preferred Shares from escrow, the restrictions in the Letter Agreement on Searchlight III CVL’s ability to vote its shares of Common Stock no longer apply.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2021

SEARCHLIGHT III CVL, L.P.

By:	Searchlight III CVL GP, LLC
Its:	general partner

By:	/s/ Andrew Frey
Name: Andrew Frey
Title: Authorized Person

SEARCHLIGHT III CVL GP, LLC

By:	/s/ Andrew Frey
Name: Andrew Frey
Title: Authorized Person